Exhibit 99.8

NICE Actimize Announces ENGAGE 2024 the Industry’s Premier Financial Crime &
Compliance Risk Management Event

With AI as the leading focus, NICE Actimize and industry experts will chair sessions addressing how Generative AI is shaping future strategies

Hoboken, N.J., May 29, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced its keynote speakers and the information-packed agenda for ENGAGE 2024, the industry’s premier financial crime and compliance industry event. To be held on June 4-5 at New York’s Jacob Javits Center, NICE Actimize’s ENGAGE will bring together thought leaders, subject matter experts, and financial institutions from around the globe to discuss the latest trends, innovations, and best practices in financial crime fighting.

More than 200 companies and 500-plus Industry executives from global and regional financial institutions will take part in the event's informative sessions, view cutting-edge demo stations, and learn from a renowned lineup of subject matter experts on technology and financial crime risk management. With AI the leading industry focus, NICE Actimize and industry experts will chair sessions addressing the future of Generative AI and other key topics.

Keynote speakers: Sallie Krawcheck, Ellevest and David Rowan, Wired UK
This year’s keynote speaker, Sallie Krawcheck, is CEO and Founder of Ellevest, a woman-first financial services company founded in 2014. With more than 25 years in the financial services industry, Krawcheck led Merrill Lynch, Smith Barney, and Citi Private as CEO. She believes that only good things happen when women have more money — not just for women themselves, but also for their families and our society. During her session, she will discuss the most important lessons in leadership, and particularly in leadership under fire.

David Rowan, a founding Editor-in-Chief of WIRED magazine in the UK, will also participate as a keynote speaker, discussing how emerging technologies will impact business - and how leaders should prepare now. His best-selling book, "Non-Bullshit Innovation: 17 Proven Ways To Transform How You Work" (Penguin), is a 20-country quest to identify genuine innovation in the face of technology-led disruption. He's invested in more than 150 early-stage tech companies and runs venture funds that invest in health-tech and climate-tech. David has been a technology columnist for The Times, GQ, Condé Nast Traveller and The Sunday Times.

Timely Sessions: Harnessing AI
More than 30 sessions and dedicated information tracks will focus on anti-money laundering, enterprise fraud prevention, trade surveillance and communications compliance, and case management technology. Sessions range from, “Generative AI: Navigating the Future of Fraud & Financial Crime Compliance" to “Fighting Market Abuse with AI-Driven Holistic Surveillance,” and “The Digital World: Are You Ready for the New Face of Financial Crime?”

“Addressing the digital world and the impact of AI on financial crime, NICE Actimize’s ENGAGE event supports financial institutions as they develop targeted strategies for their future adoption of cutting-edge technologies,” said Craig Costigan, CEO, NICE Actimize. “Financial institutions require a powerful combination of intelligence and automation to meet their newest challenges, and our industry-leading event will help them explore innovative solutions and more effective and efficient options.”

Please click here to register and for further information on the NICE Actimize ENGAGE agenda.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk, and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law